Clover Leaf Capital Corp.

1450 Brickell Avenue, Suite 1420

Miami, FL 33131

VIA EDGAR

December 8, 2023

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

Washington, D.C. 20549

Attention:	Ta Tanisha Meadows
Angela Lumley
Cara Wirth
Mara Ransom

Re:	Clover Leaf Capital Corp.
Registration Statement on Form S-4
Filed October 4, 2023
File No. 333-274851

Ladies and Gentlemen:

Clover Leaf Capital Corp. (the “Company”) hereby transmits its response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) on November 2, 2023, relating to the Registration Statement on Form S-4, submitted by the Company to the Commission on October 4, 2023 (the “Registration Statement”).

For the Staff’s convenience, we have repeated below the Staff’s comments in bold and have followed each comment with the Company’s response. Disclosure changes made in response to the Staff’s comments have been made in Amendment No. 1 to the Registration Statement, which is being submitted to the Commission contemporaneously with the submission of this letter.

Registration Statement on Form S-4 Filed October 4, 2023

Questions and Answers About The Special Meeting, page xiii

1.	In an appropriate Question and Answer, and elsewhere as appropriate, please disclose the number of shares that were redeemed in connection with each of the extensions you sought to consummate your initial business combination.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has amended its disclosure on pages xxv, xxviii, 15, 36–37, 59, 66, and 68–69 of the Registration Statement to include the requested information.

2.	In an appropriate place in your Questions and Answers or Summary, revise to elaborate upon the definition of Merger Consideration to provide an illustrative example of the per share amount that will be delivered to shareholders at Closing, using current and projected amounts of Closing Indebtedness to calculate the amount of consideration. For example, explain how you arrived at the 11,220,826 shares of Class A common stock you have registered on this registration statement.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has amended its disclosure on page xxi of the Registration Statement to include the requested information.

Q: What interests do Clover Leaf’s Sponsor and current officers, directors and financial advisors have ..., page xv

3.	We note your statement that “the aggregate amount at risk to Clover Leaf’s Sponsor of $5,743,590, which is the amount that the Sponsor paid for its Clover Leaf Sponsor Shares and Private Placement Units.” Please revise the aggregate amount at risk to include the current value of securities held, loans extended, fees due and out-of-pocket expenses for which the sponsor and its affiliates that are awaiting reimbursement. Provide similar disclosure for Clover Leaf’s officers and directors, if material.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has amended its disclosure on page xvi of the Registration Statement to include the requested information.

4.	Please revise to disclose the approximate total dollar value of the sponsor’s interest based on the transaction value and recent trading prices as compared to price paid. Please make similar updates elsewhere as appropriate.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has amended its disclosure on pages xvi–xvii, 9, 24, 76, 91, and 106 of the Registration Statement to include the requested information.

5.	Clover Leaf’s pre-merger charter waived the corporate opportunities doctrine. Please address this potential conflict of interest and whether it impacted your search for an acquisition target.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has amended its disclosure on page xix, 10, 77, 92, and 171 of the Registration Statement to include the requested information.

Q: What equity stake will current Public Stockholders, the Sponsor and Digital Ally hold ..., page xix

6.	It appears that the underwriting fees remain constant and are not adjusted based on redemptions. Revise your disclosure to disclose the effective underwriting fee on a percentage basis for shares at each redemption level presented in your sensitivity analysis related to dilution.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has amended its disclosure on page xxii of the Registration Statement to include the requested information.

Selected Unaudited Pro Forma Condensed Combined Financial Statements, page 15

7.	We note your redemption sensitivity analysis chart on page 36. Please revise your other redemption sensitivity analysis charts to include a 50% redemption scenario. Please also revise to include a footnote that details any redemptions to date.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has amended its disclosure on pages 15 and 36 of the Registration Statement to include the requested information.

8.	We note your disclosure here and elsewhere throughout the prospectus where you present the maximum redemption scenario, including the assumption that the minimum net tangible asset value of at least $5,000,001 will be waived. Please amend to discuss the consequences if such approval is not obtained.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has amended its disclosure on pages 15, 18, 59, 66–67, and 109 of the Registration Statement to include the requested information.

Risk Factors, page 20

9.	In connection with Proposal 1 regarding the wavier of the net tangible assets minimum, discuss any risks of exchange de-listing, if you are relying on that provision to avoid being considered a “penny stock.” Address the possibility that continued listing could be uncertain if the level of redemptions causes the market cap to be too low.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has amended its disclosure on page 33 of the Registration Statement to include the requested information.

The Sponsor and Kustom Entertainment, and their respective directors, officers, advisors and affiliates ..., page 30

10.	Please confirm that the open market purchases you describe here are consistent with Tender Offers and Schedules Question 166.01, located at our website. If not, tell us how they are appropriate under Rule 14e-5.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has amended its disclosure on page 30 of the Registration Statement to include the requested information.

Risks Related to Ownership of Combined Company Common Stock, page 32

11.	We note your indication that Clover Leaf intends to apply for the listing of the Class A common Stock of the Combined Company following completion of the Business Combination on the Nasdaq or New York Stock Exchange (in this regard, you reference both exchanges in various places in your prospectus), however, please revise to acknowledge the difficulties associated with listing in light of the fact that the Combined Company may not have a sufficient number of holders, particularly given your decision to acquire a company that is wholly-owned by a single shareholder, to satisfy listing standards, if true.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has amended its disclosure on page 33 of the Registration Statement to include the requested information.

We recently received Nasdaq notices for failing to comply with listing requirements ..., page 32

12.	Please advise with respect to the status of your deficiency letter regarding the market value of listed securities. We note that the initial period to regain compliance was October 18, 2023.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company submitted a plan of compliance to Nasdaq and was granted an extension to regain compliance with the Nasdaq Listing Rule regarding market value of listed securities until February 27, 2024.

Risks Related to Kustom Entertainment

The global COVID-19 pandemic has had, and is likely to continue to have, a material negative impact ..., page 39

13.	Please revise to quantify the material negative impact that COVID-19 has had on your business and operating results.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has amended its disclosure on pages 41 and 156 of the Registration Statement to include the requested information.

Our business depends on relationships with buyers, sellers and distribution partners ..., page 41

14.	We note your statement that “[w]e cannot provide assurance that we will be able to maintain existing relationships, or enter into or maintain new relationships, on acceptable terms, if at all, and the failure to do so could have a material adverse effect on our business, financial condition and results of operations.” Please provide additional detail on your existing relationships and if any relationships are dependent on material agreements, please summarize such agreements and file them as exhibits. Refer to Item 601(b)(10) of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 42 of the Registration Statement to clarify that, while Kustom Entertainment’s ticketing business is dependent on maintaining general relationships with the various groups that use its platform to buy and sell tickets, Kustom Entertainment does not rely on any select buyer, seller or distribution partner and is therefore not dependent on any material agreement with such parties. In addition, we have further revised the disclosure on page 42 of the Registration Statement to provide additional detail regarding the personal relationships upon which Kustom Entertainment’s live music events business depends.

Notes to Unaudited Condensed Combined Financial Statements

Note 6 -- Adjustments and Reclassifications to Unaudited Pro Forma Condensed Combined

Statement of Operations for the Year Ended December 31, page 67

15.	Please revise the description of footnote BB to explain the nature of the transaction costs and how the adjustment was determined.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has amended its disclosure on page 68 of the Registration Statement to include the requested information.

Ownership of the Combined Company after the Business Combination, page 92

16.	Please disclose the sponsor and its affiliates’ total potential ownership interest (assuming maximum redemptions) in the combined company.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has amended its disclosure on page 93 of the Registration Statement to include the requested information.

Background of the Business Combination

Description of Negotiation Process with Candidates Other Than Kustom Entertainment, page 94

17.	Please disclose how Clover Leaf was introduced to each of the potential targets, including Party A and Party B. If any directors or officers had personal connections to such potential targets, please revise to state as much. Please also provide additional detail regarding the discussions, negotiations, and potential transaction terms with each of Party A and Party B and disclose how Clover Leaf initially learned of and got in touch with Kustom Entertainment.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has amended its disclosure on pages 95–96 of the Registration Statement to include the requested information.

Description of Negotiation Process with Kustom Entertainment, page 94

18.	Please provide additional detail regarding the terms of the initial draft Merger Agreement sent on May 11, 2023 and the subsequent drafts, negotiations, calls and conferences that occurred between May 11 and June 1, 2023. To the extent there were any material due diligence findings, please note them here. Please update your disclosure regarding any material updates that have occurred since June 1, 2023.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has amended its disclosure on page 96 of the Registration Statement to include the requested information.

19.	Please explain how the parties negotiated and ultimately determined the valuation of Kustom Entertainment and the consideration to be offered in connection with the business combination, including the earnout shares and the benchmark revenue determined in connection with the potential earnout shares.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has amended its disclosure on page 98 of the Registration Statement to include the requested information.

Recommendation of the Board and Reasons for the Business Combination, page 95

20.	Please disclose whether the board considered the consideration, the fairness opinion, the projections, comparable public company analysis and comparable precedent M&A transactions analysis in determining to recommend the transaction to shareholders. If not, please state as much and explain why not.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has amended its disclosure on page 98 of the Registration Statement to include the requested information.

21.	We note that the Board considered a variety of uncertainties, risks and other potentially negative reasons relevant to the Business Combination, including that the Clover Leaf Board “did not obtain a third-party valuation or independent fairness opinion in connection with the Business Combination.” However, we note your disclosure elsewhere and the written fairness opinion provided as Annex E. Please revise. Additionally, please include Annex E and all other Annexes in the next amendment.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has amended its disclosure on page 98 of the Registration Statement and added Annex E and the other Annexes.

Engagement of Financial Advisor to Clover Leaf, page 98

22.	Please add the Comparable Public Company Analysis and Comparable Precedent M&A Transactions Analysis tables referenced on page 100. Please also include the financial model that shows the Kustom Entertainment future financial projections through 2024 that was provided by the company’s management team to Newbridge.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has amended its disclosure on page 103–104 of the Registration Statement to include the requested information.

Satisfaction of 80% Test, page 101

23.	Please fill in the bracketed amounts here, since they are dated as of June 1, 2023.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has amended its disclosure on page 105 of the Registration Statement to include the requested information.

U.S. Federal Income Tax Considerations, page 122

24.	We note that you address the potential tax consequences of adopting the proposed charter and redeeming Clover Leaf Class A Common Stock. Please revise to also address the material federal income tax consequences to investors of the acquisition merger and reflect the disclosure in each of these sections to reflect that the tax consequences are the opinion of counsel. Refer to Section III.A.2 of Staff Legal Bulletin No. 19.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has amended its disclosure on page 126 of the Registration Statement to include the requested information.

25.	Please revise to address and express a conclusion for each material federal tax consequence. A description of the law is not sufficient. Rather, the tax opinion must opine on the material tax issues. If there is a lack of authority directly addressing the tax consequences of the transaction, conflicting authority or significant doubt about the tax consequences of the transaction, counsel may issue a “should” or “more likely than not” opinion to make clear that the opinion is subject to a degree of uncertainty. In such cases counsel should explain clearly why it cannot give a “will” opinion. Refer to Sections III.C.1, III.C.2 and III.C.4 of Staff Legal Bulletin No. 19. Additionally, please revise the proxy statement/prospectus throughout to include the applicable questions and answers and risk factors.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has amended its disclosure on page 126 of the Registration Statement to include the requested information.

Clover Leaf’s Management, page 131

26.	Please provide the appropriate executive and director compensation information for Clover Leaf for the last two fiscal years. Refer to Item 402 of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has amended its disclosure on pages 138–139 of the Registration Statement to include the requested information.

Information About Kustom Entertainment, page 141

27.	Please revise to provide a complete description of your current business, including a comprehensive description of your principal products and services and their markets, distribution methods, dependence on one or a few major customers, if any. Please identify and describe the business/operations of each of the Digital Ally subsidiaries that will comprise Kustom Entertainment and include any relevant metrics that may be helpful in understanding each business. For example, where relevant, state the number of users or customers, discuss relationships in the industry including a description of any partnerships, past performance, etc. Where applicable, please file material agreements in accordance with Item 601(b)(10) of Regulation S-K. Additionally, please also revise to disclose the need for any governmental approval of your principal products or services and any effect of existing or probable governmental regulations on the business. In this light, we note disclosure elsewhere regarding data security, federal, state and international privacy laws, the payment card industry data security standard, and regulation of the secondary ticket market. Refer to Item 101(h)(4) of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 145–148 of the Registration Statement to describe the business and operations of each of the Digital Ally subsidiaries that will comprise Kustom Entertainment and to provide select metrics that may be helpful in understanding each business. In addition, we have revised pages 149–150 of the Registration Statement to disclose the need for governmental approvals related to alcohol permits and organizing live events, as well as the effect of existing or probable governmental regulations on the business. We confirm that no agreements are required to be filed in accordance with Item 601(b)(10) of Regulation S-K.

Our Intellectual Property, page 142

28.	We note your risk factor disclosure that states that “we seek to protect our technologies, products and services through a combination of intellectual property rights, including trademarks, domain names, copyrights, and trade secrets, as well as through contractual restrictions with employees, customers, suppliers, affiliates and others.” Please revise to describe such intellectual property here. Refer to Item 101(h) of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has amended its disclosure on page 150 of the Registration Statement to describe our intellectual property.

Properties, page 142

29.	We note that your lease expires on December 31, 2023. Please disclose whether you expect to continue your lease at a similar rate, or otherwise.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has amended its disclosure on page 150 of the Registration Statement to include the requested information.

History, page 143

30.	We note the transactions that will occur in order to separate the Ticketing Business and Entertainment Business from Digital Ally. Please provide an organizational chart that shows the corporate structures before and after the business combination so that investors have a clear understanding of the transactions to occur, or cross-reference to the chart that will appear in the Summary and ensure that it reflects these changes.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has amended its disclosure on pages 150–151 of the Registration Statement to include the requested information.

31.	We note from your disclosure that Digital Ally will transfer the outstanding common stock, the ticketing assets and entertainment assets of TicketSmarter, Kustom 440, BirdVu Jets and Digital Connect to Kustom Entertainment. This appears to be inconsistent with the disclosure throughout the document which presents the transaction as though it has already occurred. Please clarify or revise. Please note your clarification should provide a detailed discussion of how and when the transfer of these subsidiaries of Digital Ally will be transferred to Kustom Entertainment.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has amended its disclosure on page 150 of the Registration Statement to clarify that the transaction has already occurred.

Relationship with Digital Ally, page 143

32.	We note that following the business combination, you will continue to benefit from the video solutions and revenue cycle management operating segments of Digital Ally. Please provide additional detail on how those operating segments support your business, quantify the value of such benefits and if applicable, report them as appropriate under Item 404 of Regulation S-K. To the extent there are agreements to continue to benefit from the video solutions and revenue cycle management operating segments, please summarize the material terms and file such agreements as exhibits. Refer to Item 601(b)(10) of Regulation S-K. Additionally, if there is to be any other payment to Digital Ally, aside from the merger consideration, please revise to state as much.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 152 of the Registration Statement to remove reference to such continued benefits from the existing relationship with Digital Ally. We confirm there is no payment to be made to Digital Ally, aside from the merger consideration.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Kustom Entertainment, page 144

33.	Please expand your discussion to provide a quantified analysis of the significant drivers behind material changes in your results of operations and liquidity and capital resources from period to period. When a change is attributable to more than one factor, please quantify each material component. Please refer to the guidance in Item 303 of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has amended its disclosure on pages 154–157 of the Registration Statement to include the requested information.

34.	Please revise to discuss material key performance indicators or other metrics, if any, that management uses to manage the business. Please provide a clear definition of such metric and how it is calculated, the reasons why the metric is useful to investors, how management uses the metric in managing or monitoring the performance of the business, and whether there are underlying estimates or assumptions necessary to understand the metric or calculation. For additional guidance, refer to SEC Release No. 33-10751.

Response: The Company respectfully acknowledges the Staff’s comment and respectfully notes that Kustom Entertainment is currently assessing key performance indicators (“KPIs”) and other metrics that its management may use to manage the business but has determined such KPIs as of the date hereof. To the extent that Kustom Entertainment finalizes KPIs prior to the effective date of the Registration Statement, we confirm that we will include such disclosure in a future amendment to the Registration Statement.

Results of Operations

Six months ended June 30, 2023 compared with the six months ended June 30, 2022, page 145

35.	Please revise the title of the tables on this page to reflect the six months ended June 30, 2023 and 2022.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has amended its disclosure on page 153 of the Registration Statement, updated for the nine months ended September 30, 2023 and 2022.

Year Ended December 31, 2022 compared with the year ended December 31, 2021, page 146

36.	We note that you have provided a discussion of the “combined” financial data for the successor period of September 1, 2021 through December 1, 2021 with the predecessor period ended January 1, 2021 through August 31, 2021. Please tell us how you considered whether your discussion of the results of operations should be supplemented by a discussion based upon pro forma financial information to reflect your acquisition that occurred on September 1, 2021. If you determine that a supplemental discussion is appropriate, then the pro forma financial information should be presented in a format consistent with Rule 8-05 of Regulation S-X. A determination as to whether a discussion of the historical financial statements should be supplemented with a discussion based on pro forma information should take into consideration all of the facts and circumstances surrounding the transaction, the nature of the pro forma adjustments to be made, and the overall meaningfulness the supplemental discussion. Please note that pro forma results should not be discussed in isolation and should not be presented with greater prominence than the discussion of the historical financial statements required by Item 303 of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment. In lieu of providing a discussion of the “combined” financial data for the successor period and predecessor periods, we have revised the disclosure on pages 156–157 of the Registration Statement to present such periods separately, consistent with Kustom Entertainment’s financial statements. In making this determination, we considered the guidance set forth in Sections 9220.6–9220.6 of the the Commission’s Financial Reporting Manual, and we concluded that a pro forma presentation would not be meaningful to investors because the acquisition that occurred on September 1, 2021 did not have a material impact on the comparability of results of operations between the periods.

37.	We note that you generate product revenues through ticket purchases through your “sponsorship and partnership network.” Please describe this network and explain how it contributes to your product revenue.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has amended its disclosure on pages 153 and 156 of the Registration Statement to include the requested information.

38.	Please revise to explain:

●	what practices were implemented to decrease cost of goods sold;

●	how you plan to improve margins over the longer term based on new marketing strategies and organic growth opportunities; and

●	the specific new marketing strategies that contributed to a reduction in operating expenses for the first half of 2023.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has amended its disclosure on page 154 of the Registration Statement to include the requested information.

Beneficial Ownership of Securities, page 165

39.	It appears that the sponsor’s 864,452 shares of Clover Leaf Class B common stock have been omitted from this table. Please advise.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has amended its disclosure on page 175 of the Registration Statement to reflect that only one share of Clover Leaf Class B common stock is issued and outstanding.

Selling Stockholders and Plan of Distribution, page 183

40.	Tell us why you believe it is appropriate to register the “potential” distribution of 15% of the Merger Consideration received by Digital Ally to its shareholders at the same time you are registering the exchange offer. Also, explain what you mean when you state that the distribution by Digital Ally will be to its stockholders “and certain other securityholders.”

Response: The Company respectfully acknowledges the Staff’s comment and have revised the disclosure on the cover page and F-51 of the Registration Statement to remove reference to the term “potential” and to clarify that Digital Ally will only distribute shares of the combined company to Digital Ally stockholders. We are registering the distribution of the Merger Consideration received by Digital Ally to its shareholders at the same time that we are registering the exchange offer in accordance with general instructions A.1(3)–A.1(5) to Form S-4, which provides that Form S-4 may be used for registration of securities “(3) in an exchange offer for securities of the issuer or another entity; (4) in a public reoffering or resale of any such securities acquired pursuant to this registration statement; or (5) in more than one of the kinds of transaction listed in [3] through (4) registered on one registration statement.”

Kustom Entertainment, Inc

Financial Statements for the Year Ended December 31, 2022

Notes to the Consolidated Financial Statements

Note 1. Nature of Business and Summary of Significant Accounting Policies

Nature of Operations, page F-71

41.	We note your disclosure that since the acquisition of Goody Tickets, LLC and TicketSmarter, LLC on September 1, 2021 by Digital Ally, Inc. represented a change of control and was accounted for as a business combination, the company applied pushdown accounting at the acquisition date. This does not appear to be consistent with the disclosure in Note 20 on page F-44 of the Digital Ally December 31, 2021 10-K filed on April 15, 2022, as there was no indication that the company elected to apply pushdown accounting at the date of the acquisition. Please clarify or revise.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has amended its disclosure on page F-50 of the Registration Statement to include the requested information.

Note 3. Notes Receivable, page F-78

42.	We note your disclosure that the company entered into a promissory note as part of a comarketing agreement. Please provide a detailed discussion of the terms of the comarketing agreement.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has amended its disclosure on page F-80 of the Registration Statement to include the requested information.

* * *

We thank the Staff for its review of this response. Should you have any questions or require any additional information, please do not hesitate to contact our legal counsel, Jessica Yuan, Esq. of Ellenoff Grossman & Schole LLP, at jyuan@egsllp.com or by telephone at (212) 370-1300.

Very truly yours,

Clover Leaf Capital Corp.

By:	/s/ Felipe MacLean
Name:	Felipe MacLean
Title:	Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP